Exhibit 4.2

AMENDMENT NO.1 TO LENTUO INTERNATIONAL INC.

2010 SHARE INCENTIVE PLAN

THIS AMENDMENT NO.1 is made on February 28, 2014 by Lentuo International Inc. (the “Company”), to the 2010 Share Incentive Plan (the “Plan”) adopted by the Company in September, 2010.

Section 3(a) of the Plan shall be deleted in its entirety and replaced with the following:

“3. Shares Subject to the Plan

(a) Shares Subject to the Plan. Subject to the provisions of Section 15 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is 30,000,000; plus an annual increase on the first day of each Fiscal Year, commencing with the first Fiscal Year after a Qualifying Public Offering, equal to the lesser of (i) 1.0% of the outstanding Shares on the first day of the Fiscal Year; or (ii) such lesser amount of Shares as determined by the Board. The Shares may be authorized, but unissued or reacquired Ordinary Shares. Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Upon payment in Shares pursuant to the exercise of an Award, the number of Shares available for issuance under the Plan shall be reduced only by the number of Shares actually issued in such payment. If a Participant pays the exercise price of an Award through the tender of Ordinary Shares, if Ordinary Shares are tendered or Shares withheld to satisfy any Company withholding obligations, the number of Ordinary Shares so tendered or Shares withheld shall again be available for issuance pursuant to future Awards under the Plan.”